SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Release  |  Lisbon  |  27 January 2014

MEO becomes the only PT brand for residential and mobility

Portugal Telecom, SGPS, S.A. (PT) announces that all services rendered by TMN will be provided under the MEO brand with TMN having changed its designation to MEO — Serviços de Comunicações e Multimédia, S.A. In carrying through this transformation, PT takes into consideration the consumption trends of its customers, as well as its strategy for the consumer area, including the residential and personal segments, which consists of the investment in fixed-mobile convergence and in convergence of services, namely voice, internet and TV. The success of this convergence strategy with the MEO brand - it reached more than 1.5 million services in only one year — enables the evolution of TMN’s brand to MEO in a context of simplicity and customer focus.

The MEO brand, which is already the leader in triple-play services with a share of 47.2%, also becomes the market leader in mobility with a share of 46.3%. MEO is also the brand with the strongest awareness, having the highest recall across all sectors among the Portuguese population, according to Publivaga study by Marktest.

Portugal Telecom customers will continue to have available the largest store network in the country and the same customer care number (1696), as well as an updated website (meo.pt) that will allow access to all features at any time everywhere. Customers will continue to have access to the same services, the same tariffs and the same quality and simplicity. Additionally, customers will enjoy an integrated ecosystem of MEO apps, like MEO Music (formerly Music Box, which will now include video streaming), MEO Go, MEO Cloud, MEO Drive (now with access to live traffic info), MEO Kanal (that will now allow direct mobile upload) and MEO Parking.

Also following a rationale of convergence in the enterprise sector, PT will address the market under the brand PT Enterprises, which aggregates the services hitherto provided by PT and PT Prime Business.

This new convergence positioning incorporates Portugal Telecom’s innovation and technology strategy that aims at improving the lives of its customers, through its unique ability of integrating different technologies, terminals and convergent services. Additionally, the combination of brands will allow Portugal Telecom to continue promoting efficiency and enhancing the profitability of its assets.

This change in PT’s brand portfolio is supported by the scenario of convergence introduced in January 2013 with the launch of M4O, the first quadruple-play service made available in Portugal, based on the paradigm of full fixed-mobile convergence, with TV, internet and fixed and mobile voice. With over 1.5 million services subscribed, M4O is synonymous with simplicity, convenience and savings. It materialises the success of key strategic movements adopted since 2008 in key areas such as technology, business model and customer experience.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

A multimedia media and communication campaign to be present in TV, radio, press, outdoor advertising, internet and social networking, will underpin this brand unification movement. In this campaign, the well-known comedian group “Gato Fedorento” will lead the communication of the converged MEO, assuming those unique characters that TMN introduced in the advertising market. This way, they will refresh the strategic milestones in the history of mobile communications in Portugal, such as launching the first GSM call in the country and the introduction of MIMO, the first prepaid card in the world.

For PT this step marks an historic movement, as the MEO brand becomes the reference communications brand in the Portuguese market, incorporating the innovation and technology strategy of the operator that aims to improve the lives of its customers through the unique ability to integrate converged technologies, equipment and services.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.